ERIC M. HELLIGE

Partner

Direct Tel: 212-326-0846

Fax: 212-326-0806

ehellige@pryorcashman.com

November 8, 2024

Via Edgar

Ms. Eiko Yaoita Pyles

Ms. Jean Yu

Mr. Thomas Jones

Mr. Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heritage Distilling Holding Company, Inc.
Amendment No. 4 to Draft Registration Statement on Form S-1
Filed October 25, 2024
File No. 333-279382

Ladies and Gentlemen:

On behalf of our client, Heritage Distilling Holding Company, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby file in electronic form the accompanying Amendment No. 5 to Registration Statement on Form S-1 of the Company (“Amendment No. 5”), marked to indicate changes to Amendment No. 4 to the Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on October 25, 2024.

Amendment No. 5 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated November 7, 2024 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 5. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 5 and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Amendment No. 4 to Registration Statement on Form S-1 filed October 25, 2024

Dilution; page 58

1.	The issues below are related to the pre-closing adjustments discussed in the introductory paragraph. We also noted some of these issues in your capitalization disclosures. Please revise to address the issues below accordingly.

●	Adjustment (vii) – Your subsequent event disclosure on page F-41 appears to indicate that liability was initially recorded for the $250,000, which was subsequently exchanged for Series A Preferred Stock as part of the $719,919 debt cancellation recorded in Adjustment (viii). Revise to clarify this information as your existing disclosure is confusing.

Response: As requested by the Staff, the Company has clarified the disclosure under the caption “Disclosure” on page 58 and on page F-41 of Amendment No. 5 to clear up any confusion. In addition, the Company has made conforming changes under the caption “Capitalization” on page 55 of Amendment No. 5.

Securities and Exchange Commission
November 8, 2024

●	Adjustment (viii) – Your disclosure here appears to indicate that $410,667 of debt that was outstanding as of June 30,2024, was subsequently cancelled as a result of this transaction. Please tell us how you reflected this debt cancellation in your pro forma net tangible book value calculation.

Response: The disclosure in adjustment (viii) was edited to reflect that the $719,919 of indebtedness related to accounts receivable factoring agreements that was cancelled included the $410,667 of preexisting debt as of June 30, 2024 plus the new debt of $250,000 subsequent June 30, 2024 plus the accrued fees thereon of $59,252 subsequent to June 30, 2024. The $410,667 of indebtedness that was outstanding as of June 30, 2024 and subsequently cancelled is a part of the total $719,919 of indebtedness that was exchanged for equity on a pro forma basis.

The $410,667 of debt cancellation is reflected in both the $410,667 decrease in Notes Payable Current from $14,783,425 (actual) to $14,372,758 (pro forma), and also as a component of the increase in Paid in Capital as follows:

$33,249,500	Actual Paid in Capital (balance not including par value)
33,827,224	Total of Convertible Notes exchanged for equity on a pro forma basis (decrease in debt moving to equity upon the close of the transaction)
884,182	Change in Value in Warrant Liabilities upon completion of the transaction (decrease in warrant liability and increase in Paid in Capital)
282	Common stock being exchanged for prepaid warrants on a pro forma basis (net entry to par value)
(7)	Net exercise of prepaid warrants exchanged for common stock (net entry to par value)
(25)	Warrants exchanged for common stock (net entry to par value)
(9)	Preferred stock warrants exchanged for Series A Preferred Stock (net entry to par value)
1,349,987	Issuance of Series A Preferred Stock (dollars received after June 30, 2024 - pro forma)
110,599	Issuance of Series A Preferred Stock for barrels of whiskey (reflecting value in dollars received after June 30, 2024 - pro forma)
309,249	Issuance of equity for cancellation of factoring agreement after June 30, 2024 – this will become paid in capital on a pro forma basis at the close of the transaction (Post 6/30 activity of $250,000 + $59,252 fees) [Note: $309,249 + $3 entry to Par Value = $309,252]
410,663	Issuance of equity for cancellation of factoring agreements that were in place prior to June 30, 2024, but were cancelled and exchanged for equity subsequent to June 30, 2024- pro forma (As of 6/30, including: agreements of $100,000 and 299,667, and accrued fees) [Note: $410,663 + $4 entry to Par Value = $410,667]
(1)	Rounding
$70,141,644	Total Pro Forma Paid in Capital (this is reflected in the table on page 56 under the pro forma column as Paid In Capital).

Securities and Exchange Commission
November 8, 2024

From there, to derive pro forma net tangible book value, we account for the following items:

$70,141,644	Total Pro Forma Paid in Capital (total from table above)
(67,806,249)	Accumulated deficit
442	Par value of common stock and Series A Preferred Stock
$2,335,837	Total Pro Forma Stockholders Equity

To determine net tangible book value on a pro forma basis we account for the following:

$2,335,837	Total Pro Forma Stockholders Equity (from table above)
(1,556,598)	Deferred offering costs
(830,809)	Intangible assets
(636,998)	Goodwill
(238,994)	Unamortized debt issuance costs
$(927,562)	Total Pro Forma Net Tangible Book Value

See also additional details in the response to Question 3 below for the treatment of the $410,667 in question.

●	Adjustments (ii) and (ix) – Revise to disclose information about the initial issuance of the warrants, including the nature of the related transactions and timing of the issuances.

Response: As requested by the Staff, the Company has clarified the disclosures in adjustments (ii) and (ix) under the caption “Dilution” on page 58 of Amendment No. 5. In addition, the Company has made conforming disclosures in adjustments (ii) and (viii) under the caption “Capitalization” on page 55 of Amendment No. 5.

Notes to Condensed Consolidated Financial Statements

Note 2. Summary of significant account policies

Investments/Investments in Flavored Bourbon LLC, page F-13

2.	You stated in your response to prior comment 3 that the Company has not made the irrevocable election to measure its investment in Flavored Bourbon at fair value. However, you continue to state the following on page F-14 of your disclosure: “The Company irrevocably elected to measure the Investment in Flavored Bourbon LLC at fair value using the OPM Backsolve Valuation Method only if there is an observable transaction that triggers such revaluation.” Please remove this sentence from your disclosure as it appears to be confusing.

Response: As requested by the Staff, the Company has deleted the identified sentence from page F-14 of Amendment No. 5.

Securities and Exchange Commission
November 8, 2024

Note 16. Subsequent Events, page F-41

3.	We note your response to prior comment 4. “FN16-Paragraph B” of Annex B of your latest response letter appears to indicate that the transactions related to the aggregate contribution of $299,667 made by the two separate investors were not reflected in the pro forma information. However, your disclosure on page F-39 states that effective July 31, 2024, these investors agreed to exchange their interests in the factoring agreement for an aggregate of 32,963 shares of Series A Preferred Stock, 14,891 warrants to purchase shares of common stock at the lesser of $5.00 per share or the IPO price, and 86,864 warrants at $6.00 per share. Please tell us what consideration you gave to reflecting this transaction in your pro forma information.

Response: The $299,667 had been received and was included and recorded to both Cash and Notes Payable as of June 30, 2024 and, accordingly, was not included in Pro Forma Activity. However, the $299,667 was included in the exchange of factoring agreements for equity that occurred subsequent to June 30, 2024, and the exchange of the $299,667 was therefore included in the Pro Forma activity. (See also related details in the response under question 1. above)

	As of 6/30/24			As of 6/30/24	Post 6/30	As of 7/31/24
	Cash Rec’d	Fact. Agmt. 1	Fact. Agmts. 2&3	Fact Agmts.	Fact Agmt. 4	Fact. Agmts.
Through 6/30/24	$399,667	$100,000	$299,667	$399,667	$-	$399,667
Post 6/30/24	$250,000			$-	$250,000	$250,000
	$649,667	$100,000	$299,667	$399,667	$250,000	$649,667

Fees		$11,000		$11,000	$59,252	$70,252
	$649,667	$111,000	$299,667	$410,667	$309,252	$719,919
Converted into Series A Preferred Stock						$(719,919)
Remaining Factoring Agreements						$-

Note: $719,919 is comprised of $410,667 ($410,663 of Paid in Capital + $4 of Par Value) and $309,252 ($309,249 of Paid in Capital + $3 of Par Value), which ties to the details in response to Question 1 above.

* * *

As it is the goal of the Company to have the Registration Statement on Form S-1 declared effective on Tuesday, November 12, 2024, the Company would greatly appreciate the Staff’s review of Amendment No. 5 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Justin Stiefel
Heritage Distilling Holding Company, Inc.